UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Vantage Drilling Company
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G93205113
(CUSIP Number)
Jasper Investments Limited
1 HarbourFront Avenue
#14-01 Keppel Bay Tower
Singapore 098632
Tel: +65-6513-6888
Attention: Geoffrey Yeoh
Copy to:

Milbank, Tweed, Hadley & McCloy LLP 30 Raffles Place #14-00 Chevron House Singapore 048622 Tel: +65-6428-2400 Attention: Naomi Ishikawa, Esq.	Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 Tel: (212) 530-5000 Attention: Alexander M. Kaye, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JASPER INVESTMENTS LIMITED N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) All ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Vantage Drilling Company, a Cayman Islands exempted company (the “Issuer”) beneficially owned by the reporting persons described herein (the “Reporting Persons”) are owned by JIL Limited (“JIL”), a wholly-owned subsidiary of Jasper Investments Limited (“Jasper”). Morton Bay (Holdings) Pte Ltd (“Morton Bay”) is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS JIL Limited N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS MORTON BAY (HOLDINGS) PTE LTD N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC(a) (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

CUSIP No.	G93205113

1	NAMES OF REPORTING PERSONS ASHMORE GROUP PLC N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,599,243(a)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,599,243(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,599,243(a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(a) All Ordinary Shares beneficially owned by the Reporting Persons are owned by JIL, a wholly-owned subsidiary of Jasper. Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper. The Reporting Persons (other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. All investment and voting decisions with respect to the Ordinary Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Jasper.

SCHEDULE 13D/A
This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2010, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on August 25, 2010 and Amendment No. 2 thereto filed by the Reporting Persons with the SEC on October 1, 2010 (as so amended, the “Schedule 13D”) relating to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Vantage Drilling Company, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 777 Post Oak Boulevard, Suite 610, Houston, Texas, 77056. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction.
The Item 4 disclosure of the Schedule 13D is hereby updated to report that prior to the Extraordinary General Meeting in Lieu of the 2010 Annual General Meeting of the Issuer held on January 7, 2011 (the “Meeting”), Jasper withdrew its previous nomination of two individuals for election to the board of directors of the Issuer at the Meeting.
Item 5. Interests in Securities of the Issuer.
Item 5(a) — (c) of the Schedule 13D is hereby amended and restated as follows:
(a) — (b) The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 23,599,243 Ordinary Shares, all of which are owned by JIL. JIL is a wholly-owned subsidiary of Jasper, Morton Bay is the record owner of 79.14% of the outstanding stock of Jasper and the other Reporting Persons (those other than JIL, Jasper and Morton Bay) are the Guernsey funds owning the outstanding stock of Morton Bay and the entities that provide, directly or indirectly, investment management services in respect of those funds. This aggregate amount of Ordinary Shares represents approximately 8.2% of the total outstanding Ordinary Shares, based upon 289,117,044 Ordinary Shares outstanding as of November 11, 2010 (as reported in the Issuer’s Definitive Proxy Statement, filed with the SEC on November 12, 2010).
(c) During the past sixty days, JIL has disposed of Ordinary Shares as and in the amounts set forth below:

	No. of Shares
Date	Disposed	Sale Consideration	Average Price	Transaction Effected Via
23-Dec-10	46,033	$93,726	$2.04	NYSE Amex
27-Dec-10	100,000	$202,000	$2.02	NYSE Amex
28-Dec-10	90,384	$182,742	$2.02	NYSE Amex
29-Dec-10	72,500	$146,575	$2.02	NYSE Amex
30-Dec-10	740,000	$1,500,310	$2.03	NYSE Amex
3-Jan-11	230,000	$467,564	$2.03	NYSE Amex
4-Jan-11	252,500	$512,700	$2.03	NYSE Amex
5-Jan-11	3,500	$7,070	$2.02	NYSE Amex
7-Jan-11	547,100	$1,163,137	$2.13	NYSE Amex
10-Jan-11	337,900	$706,521	$2.09	NYSE Amex
11-Jan-11	452,500	$926,385	$2.05	NYSE Amex
12-Jan-11	228,340	$473,853	$2.08	NYSE Amex

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: January 14, 2011

JIL LIMITED
By:	/s/Geoffrey Yeoh
Name:	Geoffrey Yeoh
Title:	Authorized Signatory

JASPER INVESTMENTS LIMITED
By:	/s/Geoffrey Yeoh
Name:	Geoffrey Yeoh
Title:	Director

MORTON BAY (HOLDINGS) PTE LTD
By:	/s/ Craig Webster
Name:	Craig Webster
Title:	Director

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED
By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 2 Limited

By:	/s/ Claire Barnes
Name:	Claire Barnes
Title:	Authorized Signatory

By:	/s/ Robert Toms
Name:	Robert Toms
Title:	Authorized Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP
By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 4 Limited Partnership

By:	/s/ Claire Barnes
Name:	Claire Barnes
Title:	Authorized Signatory

By:	/s/ Robert Toms
Name:	Robert Toms
Title:	Authorized Signatory

ASSET HOLDER PCC NO. 2 LIMITED IN RESPECT OF ASHMORE ASIA RECOVERY FUND
By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Asset Holder PCC No. 2 Limited in Respect of Ashmore Asia Recovery Fund

By:	/s/ Claire Barnes
Name:	Claire Barnes
Title:	Authorized Signatory

By:	/s/ Robert Toms
Name:	Robert Toms
Title:	Authorized Signatory

ASHMORE INVESTMENTS (UK) LIMITED
By:	/s/ Graeme Dell
Name:	Graeme Dell
Title:	Director

ASHMORE INVESTMENT MANAGEMENT LIMITED
By:	/s/ Graeme Dell
Name:	Graeme Dell
	Title:	Director

ASHMORE GROUP PLC
By:	/s/ Graeme Dell
Name:	Graeme Dell
Title:	Director